Exhibit 99.5

Thomson StreetEvents Conference Call Transcript INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US) Event Date/Time: Jul. 12. 2005 / 8:30AM ET Event Duration: 1 hr 5 min

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

CORPORATE PARTICIPANTS

Sandeep Shroff
Infosys Technologies Ltd. — General Manager, IR

Nandan Nilekani
Infosys Technologies Ltd. — President and CEO and Managing Director

Kris Gopalakrishnan
Infosys Technologies Ltd. — Deputy Managing Director and COO

Mohandas Pai
Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Basab Pradhan
Infosys Technologies Ltd. — SVP

Steve Pratt
Infosys Technologies Ltd. — CEO of Infosys Consulting

S.D. Shibulal
Infosys Technologies Ltd. — Head-Worldwide Customer Delivery

CONFERENCE CALL PARTICIPANTS

Moshe Katri
S.G. Cowen — Analyst

Lou Miscioscia
Lehman Brothers — Analyst

David Grossman
Thomas Weisel Partners — Analyst

Rod Bourgeois
Sanford Bernstein — Analyst

Kamakshi Raul
Capital International — Analyst

Julio Quinteros
Goldman Sachs — Analyst

Anthony Miller
Arete Research — Analyst

Sohel Amir
Lucite Research — Analyst

Ashish Thadhani
Gilford Securities — Analyst

Rama Rao
RR Capital Management — Analyst

Trip Chowdhry
FTN Midwest Research — Analyst

Joseph Vafi
Jefferies & Co. — Analyst

PRESENTATION

Operator

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

Good morning. My name is Cynthia and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Infosys Technologies first-quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. (Operator Instructions). At this I would like to turn the conference over to Sandeep Shroff, General Manager of Investor Relations. Please go ahead, sir.

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

Thank you, Cynthia. Good morning and hello, ladies and gentlemen. Thank you for joining us to discuss the results of our quarter ended June 30, 2005. I hope all of you have had a chance to look at our press release and our fact sheet, which we have posted on our website at www.Infosys.com. I have with me today from Bangalore Mr. Nandan Nilekani, President and CEO of Infosys, and senior members of his management team. We will begin with some comments from management on the results of quarter and then we will open up the call for questions.

Before I handover the call, I would like to remind you that anything we may say with reference to our outlook for the future is a forward-looking statement and as such is subject to risks, such as those listed in our filings with the SEC. These filings can be accessed at SEC’s website at www.SEC.gov.

With that, I now hand over the call to Nandan Nilekani, President and CEO of Infosys.

Nandan Nilekani - Infosys Technologies Ltd. — President and CEO and Managing Director

Thank you and I’d like to welcome all of you to this call on the earnings of Infosys for the quarter ending June 30, ‘05. Our first-quarter revenues have grown by 42.09% and we have revised guidance upward for the year. The first-quarter revenue was at $476 million and earnings per ADS have increased to $0.45 from $0.31.

This quarter also has been a good quarter in terms of client additions. We have added 36 new clients, including nine from the global 500 list. We had a gross addition of 4,530 employees, net of 3,056 employees, including 773 in Progeon. And at the end of June, we had 39,806 employees on the rolls.

We expect revenues for the quarter ending September 30th to be between 506 million to 509 million, and for the year, between 2.06 billion to 2.08 billion, which is annual growth coming to about 29 to 30%, and on a consolidated basis, earnings per ADS between $0.46 and $0.47 for the quarter of September 30 and $1.96 to $1.99 for the fiscal year ending March 31 ‘06, which again on an annual basis is a growth of earnings between 24.8 to 26.7%.

I think we have been able to essentially execute on our strategy. We have seen good growth in Finacle, which has an extremely well 41% year-over-year growth. Progeon is vindicating our strategy of having a pure BPO with IT integration, it’s now working out. Infosys Consulting did $5 million of revenue in the first quarter and is getting extremely good response from customers and analysts. Our domain strategy, our solutions, our verticalization, our alliances are all kicking in. So we believe that the platform is very much oriented towards where we need to go.

We continue to build the brand. We continue to be a global brand. We’re getting enormous attention and mindshare in the world market. And I think our model now has been widely accepted as the model, and we see every legacy player out there trying to change its model to become more like us, and that to us is the best vindication of our strategy.

With this, I request Kris Gopalakrishnan to give you some more details. Kris?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

Thank you, Nandan, and good morning and good afternoon to every one of you. On-site effort has slightly increased this quarter from 30.6% to 31.4%. It is a function of the business mix, the service mix, etc. Pro-actively, we are focusing on this and looking at what is the right number. We have told you in the past that somewhere between 30% to 35% is the right number for the Company.

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

Per capita revenues have declined. On-site has come down by 1.6% and off-shore has come down by 0.3%. On a blended basis, it’s come down by 0.3% again. This is a quarter-to-quarter upon small variation based on services mix rather than anything in the market. In the market, we’re seeing that new business is coming in at slightly higher rates, even on contract renewals we able to get some rate increases, about 2% to 3%.

We added 3,056 employees across the group this quarter. We plan to add 7,000 employees in Q2 — this is gross number — and for the year, 13,500 employees. Attrition is 9.8%. Our days-of-sales-outstanding has come down to 60 days, and more importantly in accounts receivable more than 30 days old, more than 60 days old, more than 90 days old, we have seen better performance.

Geographically, Europe has gone up from 23.3% to 23.9%, so Europe has increased as a percentage of revenues. India has gone up to 2.4%, with the better performance from the Finacle group, so products also have gone up from 3.4% to 4.7%. Nandan talked about growth in Progeon. Testing as a service has gone up from 6.1% of revenues to 6.5% of revenues.

Banking, financial services vertical did better this quarter. Telecom was down little bit, with some of the clients not really starting new work or new projects. Our numbers across million-dollar clients, $5 million clients, $10 million dollar clients, $20 million clients, all these numbers have shown growth over the previous quarter. Consequently, our dependence on our largest clients - top five clients, top 10 clients, have all come down. So, we have a much broader mix of clients, and from a risk mitigation perspective, we believe we are in a better position.

Repeat business, especially because the first quarter, is 98.7%. We added, as Nandan said, 36 new accounts and nine from the global 500 account base. I’m going to hand it over to Mohan to continue with the discussion.

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Thank you, Kris. For this quarter, as Kris said, we did $476 million, a sequential growth of 4.4%. Gross margin was at 42.8%, as against 42.6%, went up by 5% this quarter on a sequential basis. Operating income went up by 3.8% because SG&A went up by 14.7% — went up to 14.7% as against 14.1%. SG&A salary costs went up to 6.2% of revenues from 5.2% because of the increases that we gave.

The non-operating income was lower at 1.4%. It did not have the benefit of $11 million gain on investment that we had last quarter. If you net that off, operating income was almost the same level for the previous quarter after absorbing salary increases of 1.8% of revenues and also absorbing the cost of enhanced spending on visas. This quarter, we spent about $5 million on visas, and that was about 0.6% of revenues more than the previous quarter.

The tax rate has been slightly less than estimated, primarily because of the lower other income that we had this quarter. Overall, we are happy with the results, and if you look at our data sheet you will find 3 very unique things, one is that whatever we said in the last quarter has been borne out by facts. The top 10 clients with a share of revenue has come down, primarily because of some present client issues. The biggest client has come down by about $4 million sequentially. If you look at the telecom vertical, it’s down by 7.6% sequentially, but the financial vertical is up by 12.6% vertically, primarily driven by growth from Finacle, from the BPO business and from business in Europe, but North America has a small uptick, which is very healthy, and we do feel that the large number of issues about Sarbanes-Oxley that we spoke about last quarter is behind us at this point of time.

And if you look at the total number of clients, you’ll find that the growth has come essentially from clients who give us business within $20 to $30 million, and this has shown the robustness of the model that we have. Like we said, we have 172 clients who gave us more than $1 million of business.

In terms of cash flows, we had income from operating activities of $122, net income of $122 million. Net cash provided by operating activities of $151 million. We spent $58 million on PP&E. Our cash balance went up to $751 million from around $688 million the previous quarter. We’re increasing our spending on PP&E this year to a range of $260 to $290 million from a range of $225-$250 million, and for the balance 9 months intend to hire 13,500 people gross in addition to 3,000 people that we added in the first quarter net as against the 12,600 people that we aimed to add when we spoke to you the previous quarter.

The key question you would ask is why is the guidance not up despite increase in — increase in targeted people to hire and also an increase in PP&E? The reasons are that there’s still increase in guidance to 2,080 million from 2,070 million and on July 7, we had the blast in London — need to look at the issues that could arise from that, which could be temporary and could impact us in the third and fourth quarter.

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

We’re choosing to adopt a cautious view — cautiously optimistic view looking at this event. But the business continues to be robust. We have had several significant wins in the first quarter. And with this, we request you to ask your questions. Thank you.

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

Cynthia, you can go ahead with the queue.

QUESTION AND ANSWER

Operator

(Operator Instructions). Moshe Katri.

Moshe Katri - S.G. Cowen — Analyst

Good morning. I wanted to just have a couple of follow-on questions here. You mentioned the telecom practice that was down sequentially, I think this quarter, and also you’ve seen the same thing in manufacturing. Can we talk about some of the drivers here?

Basab Pradhan - Infosys Technologies Ltd. — SVP

This is Basab Pradhan. In telecom, the decline is readily explained by events at two large accounts. Our Telecom business tends to be highly concentrated with a few large spenders, and we fully expect it to rebound. We’ve seen a lot of opportunity in new account openings as well as growth in all other accounts besides these.

Moshe Katri - S.G. Cowen — Analyst

And also manufacturing?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

Manufacturing year—on-year also has seen a small decline, but it’s nothing — not — from 14% to 13.3%. Nothing — you know, it’s just a quarter — it’s around 14% at the Company level on a last-12-month basis.

Moshe Katri - S.G. Cowen — Analyst

And then just a final question. It seems that you’ve — obviously, you are recruiting — you want to recruit more aggressively here — I mean, what you’re really doing is applying a bit more aggressively for H-1B visas. And obviously, as you said, the impact is $5 million in additional spending for June and then $7 million in September, so the impact is a couple of pennies for each quarter. Can you talk about what drove this drastic change in strategy? Is there anything that’s underlying the dramatic shift in what you want to do on the H-1B visa front?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

See, the costs have gone up for per visa application. So it’s almost doubled actually. So that’s part of the reason. Second is because we have good systems and processes in place, we’re able to streamline even the visa application process and able to apply proactively based on our requirements and things like that. As you know, the quota opens up in October, and we want to get the required number of applications in place by — much before that so that we are ahead in the queue. So it is just streamlining our operations, making sure that we give it high priority, we’re proactive in applying, and taking care of the additional expenses because the fees have gone up.

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

Moshe Katri - S.G. Cowen — Analyst

And then finally, can we assume that after the first half of fiscal ‘06, we should see some sort of an uptick in margins, at least on the operating side?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Yes. I mean, we should see an uptick in margins because the one-off event that impacted us should be off in the sense that visa costs will come down, if we complete the visa processing. But depending upon how the business goes, we could decide to increase investments in selling and marketing. But overall, yes, as far as the guidance is concerned, we expect an uptick in the second half.

Operator

Lou Miscioscia, Lehman Brothers.

Lou Miscioscia - Lehman Brothers — Analyst

<phrase inaudible> I was wondering if you could expand on your cautiously optimistic (technical difficulty)?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

We cannot hear the question. Can you repeat it, please?

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

Lou, you’re cutting out. You might want to pick up....

Lou Miscioscia - Lehman Brothers — Analyst

Yes, I was asking if you could explain the use of the words cautiously optimistic. What are the different — the top three variables that are making you use the word cautious?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

We use the word cautious primarily because of the fact that on 7/7, this blast happened in London. England makes up 12% of revenues at this point of time. We need to look at any likely impact that could happen in the business because it’s quite possible that decision makers could postpone traveling, it could enhance security concerns for people to fly and things like that. So while the business is doing well, we’re cautiously optimistic and the reason for the caution is this one single event.

Lou Miscioscia - Lehman Brothers — Analyst

Okay. One follow-up. Are you seeing more competition from some of your clients maybe opening up their own captive sites recently?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

This is not something new. If you look back in 1989 when GE came here, they had a captive operation for their BPO and for IT they outsourced. So from that point onward, captive had been growing in India. It’s not anything new. We — some of our own clients have opened captives over

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

the years. If you look at the technology companies — the product companies, they have R&D centers they work with us. Some of the other clients also have captives, and so it’s an ongoing thing.

Sometimes the business swings towards captive; sometimes it comes back. We have seen in the past that some of the captives were sold off to companies like Infosys. For one of our clients, we took over their captive operation in India. So this is an ongoing thing. This is not new.

Operator

David Grossmann, Thomas Weisel Partners.

David Grossman - Thomas Weisel Partners — Analyst

It looks like the service revenue growth sequentially was up a little over 2%, and I’m wondering if, you could just relate that to some of the issues you talked about after the March quarter with the big customers and where those customers are existing the June quarter versus maybe where they were existing the March quarter. And maybe give us a sense based on your sequential revenue guidance for the June quarter — excuse me, the September quarter whether we’d see an uptick in that number in the September quarter versus the June quarter.

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

David, this is explained in our schedule about our clients. The top 10 clients’ contribution to revenue has come down to 31.8% from 33.8% the previous quarter, and if you take the previous quarter decline to this quarter, of 2%, on $476 million, that’s more than $9 million in decline. And that has been made good by the increase in the revenues that we’ve got from clients who are lower down, primarily the clients between what $20 million plus, who have gone up from 19 to 22 and $30 million who have gone up from 11 to 14.

This has arisen because of certain issues we’ve had with clients. The largest client who showed an uptick last quarter has come down. We knew about this. And a couple of clients in the telecom vertical have actually declined sequentially because of issues at their end. And we do think that in this quarter, we have made analysis of clients, will come in various buckets and we find that we do think at this point of time that the top 10 customers could be stable at where they are. And we will see an increase in growth from clients who give us maybe $20 to $40 million of business because we do budgeting based upon anticipated revenue from clients. So we’re able to see that, and that’s what gives us the ability to forecast this quarter.

David Grossman - Thomas Weisel Partners — Analyst

So would you expect to see an acceleration of that sequential growth in services as well then as a result?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Yes, it should, because if the top 10 clients grow at a stable rate, at the same rate, and they do not decline, it means that whatever comes from other clients goes into the growth rate, so they don’t have to make up for the decline.

David Grossman - Thomas Weisel Partners — Analyst

And then on the other items on the P&L, Mohan, I guess two things, one it looks like sales and marketing as a percentage of revenue was at slightly higher levels than what you had seen in the prior year. And I’m wondering if you could just give us a sense for what’s going in there, and then also, what impact if any currency net had on both revenue growth and earnings per share on the quarter?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Last quarter, we had SG&A of 14.1% when we did $456 million. This quarter, it’s 14.7%. What has gone up is salaries cost, which is 5.2%, has gone up to 6.2%. So essentially, the result of increased hiring, sales and marketing, plus the impact of the salary hikes that we gave to people in this particular category — apart from that, the whole base has been relatively stable.

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

David Grossman - Thomas Weisel Partners — Analyst t

So, are there incremental salespeople that are going into that sales and marketing line? Or is it all salary?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Well, it’s partly incremental people that went into sales and partly because of the wage increases that we gave on an annual basis.

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

This is Kris here. The number of people in CFG have gone up from 229 to 253 from last quarter to this quarter.

David Grossman - Thomas Weisel Partners — Analyst

Okay, and that’s a headcount in sales and marketing, I’m sorry, Kris?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

Yes, client facing group — that is CFG.

David Grossman - Thomas Weisel Partners — Analyst

And then how about currency, Mohan?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Well, the currency did have an impact on us because we saw the Euro and the Pound depreciate against the Dollar and consequently the Rupee. We had an average decline of 4.74% for the quarter on the euro and 3.17% on the GBP. We get about 11% of our revenues from these two currencies, and they had an impact on the operating profit at around 0.3% of revenues.

And in other income component, we had a negative impact of translation of 0.9% offset by a positive impact of 0.4% because of hedging. But the overall impact of currency for the entire quarter after hedging was 0.8%. So we had the Euro go down, the Pound go down, the Rupee was relatively stable it appreciated by 0.14%.

Now, for the balance here, the nine months, we are estimated that the rupee would be at 43.51 and the GBP and Euro would be at almost the same levels. We have a hedge of $261 million going forward for the second quarter this year.

David Grossman - Thomas Weisel Partners — Analyst

And one last question, maybe for Basab. In terms of the sales pipeline, obviously we’ve seen some of these larger deals getting parsed out with offshore components being specifically identified. Can you give us a sense in the last three, four, five months what you’ve seen in terms of the change in the pipeline as it relates to more or larger deals, specifically deals that are getting broken up with a specifically identified offshore component?

Basab Pradhan - Infosys Technologies Ltd. — SVP

David, if I understood the question correctly, you want to know what the pipeline looks from the perspective of whether deals are getting broken up where the offshore components is being put out to bid separately?

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

David Grossman - Thomas Weisel Partners — Analyst

Correct.

Basab Pradhan - Infosys Technologies Ltd. — SVP

Well, if that is happening, and the answer is yes, that is happening more and more. It is something we have been pushing and pursuing ourselves and we have had a viewpoint called Modular Global Sourcing out for a while. And as you pointed out, that the bigger you make it, the more complex you make it, it increases the transaction costs of outsourcing, it makes the deal more complex to manage and to exit, and I think the market conditions today are very suitable for a change, and a lot of companies are doing that. They’re breaking it up, they are modularizing their outsourcing, and very often what is happening is there are some pieces that they think they need to do themselves on-site and there are large pieces of what would be meat-and-potatoes work for us that gets put out to bid. And it makes it easier for us to win it, actually.

David Grossman - Thomas Weisel Partners — Analyst

And have you seen any acceleration of that in the last few months, or are things pretty much consistent with where they were exit in the last quarter?

Basab Pradhan - Infosys Technologies Ltd. — SVP

No, I think it’s been a general increasing trend. The deals that we’re seeing, typically now, tend to be deals where they — companies are not putting everything out at the same time. And I’d say not just last 6 months maybe even longer. But I think the trend is going to be a long-term trend. But of course, it’s happening more and more in the U.S. This is going to move to Europe as well. So this is a long-term secular trend, I think.

Operator

Rod Bourgeois, Sanford Bernstein.

Rod Bourgeois - Sanford Bernstein — Analyst

I wanted to talk to you about the revenue productivity, which I think declined modestly in the quarter. Can you talk about what drove the decline in the revenue productivity and where do you see that going over the next couple of quarters?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

Quarter upon quarter, there will be some investments in revenue productivity based upon services mix, and that’s really what has happened. It’s gone down from $10,972 on-site to $10,791; offshore is $4,571 to $4,556. So, decline is 1.6% on-site, 0.3% offshore. It’s really a function of the business mix. As you know, testing is a service which has grown this quarter. It’s — offshore oriented, but slightly less from a rate perspective, slightly lower. So, that’s one of the reasons. That’s partly the reason of —

Rod Bourgeois - Sanford Bernstein — Analyst

Okay, is any — is the revenue productivity affected at all by the top client issues that you’ve experienced in the last quarter?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Very, very slightly. One of the clients who went — whose revenues came down actually has got a good on-site rate, yes. To some extent, yes.

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

Rod Bourgeois - Sanford Bernstein — Analyst

Okay, got it. And then, are you actively pursuing larger deals in the pipeline? I clearly see the trend in your favor with larger deals being broken into smaller pieces, etc. Is that causing you to pursue more of the large deals that are out there? And if so, what does that do to the economics of your average deal? Does it do anything material to your risk and return profile as you chase larger deals, if that in fact is the strategy?

Basab Pradhan - Infosys Technologies Ltd. — SVP

Actually, I think the chunking out of these deals getting — these deals getting smaller works in our favor, both from our business model perspective — also, it reduces the sales cycles. It reduces the transaction costs and it is all in favor — actually, it reduces the system costs of doing these deals, which benefits both the client and us. So, I think this is beneficial from many perspectives for us. Our ability to win them is higher, as well as our cost of sales is lower on them.

Nandan Nilekani - Infosys Technologies Ltd. — President and CEO and Managing Director

Let me just add to that. I think we have to understand what’s going on in the psyche of the customer. I think first of all, I think the days when customers did this kind of total outsourcing - where they handed over their entire IT function, lock, stock and barrel, and abdicated their own responsibility and handed it over to a vendor. I think those days are over, because customers have — a lot of people have had very negative experiences with that, and especially if the vendor to whom they have done that is financially in trouble. The risk is really stupendous.

So increasingly, companies are saying that we must retain strategy control over our IT. We need to make sure it’s closer to the business, and we may choose to outsource different layers of that — be it data centers, be it networks, be it PC maintenance — be it app development, be it app maintenance, and so on.

So there’s this whole slicing and modularization going on where the companies retain the strategic direction; they manage their relationship business; they manage architecture, quality, project management, development, and privatization, all of that. And they leave the heavy lifting to others.

So increasingly, you’re seeing this kind of modularization, componentization and also with this model rather than put all their bets in one vendor who then grows economically unstable. They work with many vendors and divide it. And I think this has — I think this has a lot of implications for the market. This plays exactly to our strengths, because we are a company growing and adding, and therefore if the deal size is smaller, it works to our side. At the same time, it’s at a large company which needs a constant you know sort of dose of large deals. If the large deals start drying up, then it affects your entire business model. So I think this is one more thing which is working in our favor and working against the large incumbents.

Rod Bourgeois - Sanford Bernstein — Analyst

Right, and I guess to clarify a little bit here, the deal size for the big three firms that we track, or even the big six outsourcing firms, deal size is definitely going down. But I would presume deal size for you guys is actually on the rise, as you have more opportunities to get into the bigger leagues with bigger contracts.

Nandan Nilekani - Infosys Technologies Ltd. — President and CEO and Managing Director

Yes. I think the good news is that if you are an $80 billion company and your deal size is coming down, and if you are a $2 billion company, that same deal which is becoming small is big for us. So in that sense, yes, it works to our advantage.

Rod Bourgeois - Sanford Bernstein — Analyst

Right. And the question I have is as your deal size goes up and you’re able to win some of these larger deals, get involved in these multiple hundred million dollar contracts, does that materially change your risk-return profile in terms of economics of your own business?

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

Nandan Nilekani - Infosys Technologies Ltd. — President and CEO and Managing Director

No, I think it’s a valid point, and therefore I think the challenge for us is to sort of digest those deals that makes sense from a strategic and risk perspective. For example, today, let’s say we’re talking about a $100 million deal. The $100 million deal is actually over five years, so it’s $20 million a year. Our revenue this year is at more than $2 billion. So that deal, which is a $100 million deal, is actually going to be nothing but 1% of our revenue, which means as we grow bigger, our absorption capacity of large deals will improve.

So we have to calibrate the size of the deal so that we achieve this larger deal relative to our growth, and at the same time, we don’t take a large deal, which essentially affects the whole — our whole economics. So I think you’ve got a point there, but we are going to very carefully calibrate this.

The other thing that has to be remembered is that it is not necessary for us to win all the deals. Fundamentally, what we’re doing is we are piercing the pricing umbrella of the incumbents. And because we’re piercing the pricing umbrella, we’re contaminated their pricing. So, as long as our incumbent legacy suppliers — our competition gets deals at our prices, we’re quite satisfied.

Rod Bourgeois - Sanford Bernstein — Analyst

It sounds like part of your objective is to, as you characterize it, to contaminate pricing for the larger vendors so as to weaken their competitive position?

Steve Pratt - Infosys Technologies Ltd. — CEO of Infosys Consulting

This is Steve Pratt. Yes, so yes, I think that’s the beauty of our model is that it helps us where we can invest. If we take away their ability to invest, that’s a big part of ours, because then we can attack also in the intellectual property dimension, where we can invest in IP where they will be all hands on deck just keeping their people utilized and try to maintain their margins.

The other thing is we’re sort of meeting — as they go from billion-dollar deals to $100 million deals, we are very content going from $5-$10 million deals on up to reach them. So I think this getting the deals becoming smaller is big for us.

Operator

Kamakshi Rao, Capital International.

Kamakshi Rao - Capital International — Analyst

My question follows on to the discussion that just happened. What do you expect to be the reaction of the incumbents if you are able to — if you’re able to lower pricing effectively for the market? And the mechanism or the phenomenon that you just spoke about — would you characterize that as a departure in any way from your thinking over the years, or is it just that you’re highlighting it at this point in time?

Nandan Nilekani - Infosys Technologies Ltd. — President and CEO and Managing Director

No, I think what is becoming more apparent to us over the last two to three years is that our model is really far more disruptive than we originally thought, because I think what we’re really seeing is a battle of the business models. So the impact is therefore not just what we do, but what we do overall to the pricing environment and what happens to the cost structures and what happens to the profit pools.

And I think you’re going to see a number of responses. I mean, the very fact that some of the larger incumbents are really talking about a huge switching of their workforce from what they have today in developed markets to what they have in India is an indication of the pressure that’s being exerted on the business models from us.

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

But the thing is that it’s not just a question of relocating a bunch of guys to India or any low-cost country. The model that is practiced by the incumbents is large pools of high-cost labor, which are in different silos called cities, so they’ll have some guys in Detroit, some in Chicago, some in New York some in London. And it’s a very inefficient model.

In our model, we have very few guys near the customer, and we have a large pool in our big servers out here. And therefore the ability or the flexibility that we have where if the workload gets — has changes, to dynamically reallocate capacity is much more. There’s an order of magnitude difference in flexibility. So, I think all these things have not even been thought through by these guys. So I think we’re still to see how they’ll sort out these kind of issues.

Kamakshi Rao - Capital International — Analyst

Okay, thank you. Another question I had is on the increase in the number of clients facing people from 229 to 253 and the accompanying salary cost increase. How much of that was due to Infosys Consulting?

Steve Pratt - Infosys Technologies Ltd. — CEO of Infosys Consulting

I’m sorry, is the question how many people in Infosys Consulting?

Kamakshi Rao - Capital International — Analyst

How much of your increase in SG&A was due to Infosys Consulting versus the non-consulting staff?

Steve Pratt - Infosys Technologies Ltd. — CEO of Infosys Consulting

It’s a separate organization. Was that the question? Right, so Infosys Consulting would be in addition to that number.

Kamakshi Raul - Capital International — Analyst

It would be (multiple speakers)

Steve Pratt - Infosys Technologies Ltd. — CEO of Infosys Consulting

Go ahead.

Kamakshi Rao - Capital International — Analyst

Sorry, go ahead.

Steve Pratt - Infosys Technologies Ltd. — CEO of Infosys Consulting

I’m sorry, yes, so right now, we are at 120, right. So we are at 120 consultants in Infosys Consulting right now. But that’s of a larger pool of about 2,000 consultants across Infosys, which would include the Domain Competency Group and a lot of the other groups.

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

Steve, this is Sandeep here. For clarification, I think what Kamakshi is asking is that the 120 consultants you’re talking about, is that in the CFG number that Kris just said had went up from 229 to 253? Are any of the 120 included in that number?

S.D. Shibulal — Infosys Technologies Ltd. — Head-Worldwide Customer Delivery

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

No, actually, the number which you’re talking about, the CFG — increase in CFG is not in the Infosys Consulting. It is the core CFG within — it’s the sales — total sales force what we have.

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

Thank you Shibu.

Operator

Julio Quinteros, Goldman Sachs.

Julio Quinteros - Goldman Sachs — Analyst

My question relates specifically to the top client. Without going into the actual client itself, but in looking at the historical data, this client had run at that sort of an 18 to $20 million quarterly run rate. It spiked up to $29 million, and we’re trending back down to $25. Is $25 the run rate that you guys are comfortable with for that top client, or should we expected it to continue to decline back down to the levels that we had seen a couple — about 12 months ago, basically, at that $18 to $20 million? Can you sort of address where you think that largest client will settle at and what quarter you expect that to happen in?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

Yes, you will see some fluctuation in this client because there may be certain activities which could have spiked up, particularly when you look at — without getting into too much specifics, and I can just say that some of these clients have grown so much through mergers and acquisitions and integration related work will come, and you know, there are certain activities which can create some spikes and things like that. Reorganization is part of the reason why there could be a slowdown.

So you will see that there could be variations quarter upon quarter. Also, you need to remember that these are large numbers we’re talking about, and they get <word inaudible>. But what we have done very well is actually re-assign those people to other projects or other clients, make sure that we take other engines of growth like we’ve done in this quarter — we’ve had increased growth in the neex set of clients in the $20-$30 million range. We have more $1 million client added. So, we balance the portfolio, we de-risk any particular client, and make sure that we continue to grow.

Julio Quinteros - Goldman Sachs — Analyst

But what quarter, though? Is there a specific quarter that we should be looking for, for there to be sort of a stable to sort of an inflection point for this client, or is this just something that will continue to be a component of your revenue profile?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

We cannot be very specific about a particular client, because we can’t do forecasts for a client. We cannot do that.

Julio Quinteros - Goldman Sachs — Analyst

Do you expect it to continue to decline?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

It will be around this range. I don’t want to be more specific for a particular client.

Nandan Nilekani — Infosys Technologies Ltd. — President and CEO and Managing Director

I think the point is that we are — at the same time we are broadening our base, the number of million-dollar clients in the last one year has gone up from 141 to 162. The number of million-dollar clients in last quarter has gone up from 166 to 172.

What I’m saying is that we are broadening the number of million-dollar customers. The growth rate of clients below $20 million is faster than the Company growth rate. We have a clear internal strategy to grow all our accounts. So, I think rather than focus increasingly on one customer, I think the fact that we’re trying to create a broad-based portfolio of customers to de-risk any one customer I think is a more important strategic issue.

Julio Quinteros - Goldman Sachs — Analyst

I understood, Nandan, and I think that that was related to my second question, is as we look forward, especially in what I call the all-other accounts, which are basically accounts 11 through 400-plus, the year-over-year growth in the sequential acceleration versus the March quarter obviously are a good sign here. Can you talk specifically to your strategies for growing those smaller accounts? And also, should we just get used to that being sort of the core driver at the larger accounts, which are fairly significant accounts across the board — your top 10, top five, etc., basically sort of (multiple speakers) a lot of these goals.

Nandan Nilekani - Infosys Technologies Ltd. — President and CEO and Managing Director

I think — I think you raised a good point. I think we’re actually saying a little of both, and in a couple of minutes, I’ll give it to Shibu, who will talk about that strategy for growing these accounts. At the same time, we’re not neglecting the fact that we have to make the large accounts even larger. So Shibu will talk about both about our strategy for large accounts as well as our strategy for overall accounts.

S.D. Shibulal - Infosys Technologies Ltd. — Head-Worldwide Customer Delivery

This is Shibu. Actually, our strategy for growing the accounts is to widen the portfolio of services which you provide to the customers. If you look at our service mix today, it has changed drastically over the last five years. Today, we get about 40% of our revenue from services which we introduced in the last five years. That means that today we have the ability to address almost double the market share with double the spend in each of our customers. So, we will continue to penetrate our existing customers with new services, and that will be our general strategy.

If you look at the large customers, where we already have large revenue, our strategy will be to bring in consulting to bear, to bring in — to become a transformational partner for those customers, to do work from the boardroom all the way to the boiler room. That way we can deepen our relationship, as well as increase our revenue and even make it stableover a period of time.

Julio Quinteros - Goldman Sachs — Analyst

That’s great. One final question. I’m not sure which one of you guys can address this, but can you talk specifically about employee attrition or employee turnover in the current quarter? The figure that you gave us is a trailing 12-month figure. Can you talk about where that data or where that — what the attrition was for the current quarter and what you expect going forward?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

Last 12 months is 9.8%. It has gone up from 9.7%. Last quarter alone is 11.7%. If i look at last quarter — this quarter last year — that means 12 months back, it was exactly 11.7%. There is some seasonality to our attrition and things like that based on people leaving for college, etc. So, 11.7% last year, 11.7% this quarter; 9.8% last 12 months versus 9.7% last quarter.

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

If you look at the breakup of attrition — if you look at the breakup of attrition at the top level, which we call CRR 1, which is 20% of the Company, the attrition is 5.3%. At the bottom, which is CRR 4, which is bottom 5% of the Company, the attrition is 46.3% LTM. It basically means that the good people that we want to retain in the corporation stay, and that attrition is the lowest in that category. As the category deepens down, the attrition becomes higher.

If you look at the attrition by experience, one to three years is where we have attrition of about 12.5%-13%, and the attrition in the other areas with more experience comes down. In fact, more than six years’ experience in Infosys, the attrition is down to 5.8%. So when you spend more time in Infosys, the attrition goes down. And if you look at the attrition data for Infosys, we had 960 people leaving out of which only 392 went to other companies and about — nearly 250 left us to do — for higher studies.

Julio Quinteros - Goldman Sachs — Analyst

Understood. And finally, for me, Nandan — I’m sorry, Mohan can you talk a little bit about the impact that the — that this conversion of the Citicorp preference shares in Progeon will have in your guidance going forward. I think it’s supposed to be a drag at the net income level. I just wanted to make sure I understand what the impact is that’s built into your current guidance for the next quarter.

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Yes, we have factored that into the guidance for the next quarter because hitherto, we have been consolidating 99% of the profits of Progeon and Progeon is doing very well. They have 24%, 25% net income. And from this quarter — second quarter onwards, obviously we can consolidate only about 74%. The last quarter, they did about $4.5 million of net income. So on that basis, about $1.25 million or $1.5 million is what is not available to us, and obviously that means still about $0.005 in EPS. We have factored that into our guidance for this quarter.

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Okay. So that will only play out for one quarter, or is that for the rest of the year? $0.005 for the rest of the year?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

It’s for this quarter and the rest of the year. In the first quarter, the impact was not significant because the conversion took place only on the last day.

Julio Quinteros - Goldman Sachs — Analyst

Okay, so $0.005 per quarter for the rest of the year, roughly?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Yes. I’ve already factored into what we have said. The one point (multiple speakers)

Julio Quinteros - Goldman Sachs — Analyst

I got it. Okay. And then —

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

Julio, can I take the rest of your questions offline, if you don’t mind.

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

Julio Quinteros - Goldman Sachs — Analyst

Thanks you Sandeep.

Operator

Anthony Miller, Arete Research.

Anthony Miller - Arete Research — Analyst

Just a couple of follow-up questions on Progeon, if I may. Firstly, what were the staff numbers for Progeon, please, for the first quarter?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

Can you repeat question, please?

Anthony Miller - Arete Research — Analyst

Yes, certainly. These questions are about Progeon. Firstly, what were the staff numbers for Progeon?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

Can you pick up the phone and probably (multiple speakers)

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

Headcount, Kris, for Progeon headcount.

Akshaya Bhargava, CEO Progeon

Progeon headcount at the end of the quarter was 4,739 people. That is a gross addition of 1,257 and a net addition of 776.

Anthony Miller - Arete Research — Analyst

Thank you. And just to clarify the additional staffing numbers that you gave, the 13,500 extra gross staff, was that for the whole—?

Akshaya Bhargava, CEO Progeon

Sorry, we’re losing you. We can’t hear you at all.

Anthony Miller - Arete Research — Analyst

Is this any better.

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

That got worse, Anthony.

Anthony Miller - Arete Research — Analyst

Hello, sorry, can you hear me?

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

Much better now.

Anthony Miller - Arete Research — Analyst

Sorry, there must be a problem with my headset. The staff number of 13,500 that you gave earlier on, was that for the entire full year or was that in addition to those you’ve already brought on in first quarter?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

It is in addition to what we brought — what we recruited in the first quarter, so the remaining nine months across the group, and it’s a gross number.

Anthony Miller - Arete Research — Analyst

Okay, and I think you said in the earlier call, of those, about 2000 would be Progeon?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

That’s correct.

Anthony Miller - Arete Research — Analyst

The last thing on Progeon — it has a very high mix of non-voice. I think it was over 80% of Progeon’s work has been non-voice. Has that mix changed any in the past quarter or couple of quarters?

Akshaya Bhargava, CEO Progeon

In the last quarter, the non-voice portion was 82%. The quarter before, it was 80%, and it was again 80% the quarter before. So, it’s kind of holding steady. We expect the non-voice to stay between 70% to 80%.

Anthony Miller - Arete Research — Analyst

Expect it to stay 70 to 80%. Okay. I’m sorry, and just one last question, which has nothing to do with Progeon. It’s just going back to the earlier conference call on visa utilization, you mentioned a figure of 37%. I couldn’t work out if that was a calendar year or your fiscal year, because if it was your fiscal year, it sounds like you might be running out of visas before the end of the year. Can you just clarify that, please?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

It is 37% of the total visas available right now with Infosys is being used. That means we have remaining 63% of the people having visas available to put on projects. So it gives us a better utilization rate or — so it gives us the flexibility. We typically get worried when it reaches 50%-

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

55% because that means that we may not be able to find the right people with the visas two deploy on the project, so 37% is a comfortable number.

Operator

Sohel Amir, Lucite Research (ph).

Sohel Amir - Lucite Research — Analyst

Basically your topline growth has been very strong over the last few years, and I was wondering going forward the next two to three years, what do you think are the key impediments to revenue growth and as and when they happen, how do you plan on countering them?

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

I’m sorry, we can’t hear the question. Can you please repeat?

Sohel Amir - Lucite Research — Analyst

Yes, your revenue growth has been quite strong, and going forward, I was wondering what are the key impediments that you consider to this growth and how do you plan on countering them?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Well, obviously, from our side, there’s no impediment to growth. We’re building up enough capacity in terms of people for various horizontals and verticals. We’re making substantial investments in the client facing group, in Infosys Consulting, in Progeon, in China, etc. Internally, we are geared up all for growth. It depends on how the market is, and the market is quite good right now. We’ve had a significant level of wins.

Like I said, when we set out to give the guidance, we thought about this 7/7 event, and naturally, when you hear about an event like that, you need to look at how it’s going to impact the business, especially when the UK is 12% of business. UK share of the business has gone up. So, we need to factor that in, and we chose to be cautious about our guidance for the future. It does not mean that we’re not investing. We are investing, and we think the market is going our way.

Sohel Amir - Lucite Research — Analyst

Great. So do you plan on, for instance, making acquisitions going forward? Is that part of your business plan?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Well, acquisitions has always been in the business plan and we had a group which has been looking at acquisitions for the right target for the past — is continuously looking at it. Hopefully they’ll find a target which is right for us for the background. Nandan will just elucidate.

Nandan Nilekani - Infosys Technologies Ltd. — President and CEO and Managing Director

No, I think we need to look at acquisitions as a means to an end, not an end in itself. We have a strategic intent. We have a point of view of building the next-generation IT service and consulting firm, which combines the best of the global delivery model with the best of world-class business consulting. I mean, that’s we think is the end game in all of this. And we have sufficient organic growth. If we find that a particular piece of this end game has to be aceclerated by acquisition, we will do that. So acquisition will be given a strategic intent and is a means to an end.

Operator

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

Ashish Thadhani, Gilford Securities.

Ashish Thadhani - Gilford Securities — Analyst

My question has to do with underlying profitability. As you benchmark your margins versus your closest industry peers, what are the three or four factors that give Infosys the greatest advantage? The objective over here is to separate qualitative issues such as higher pricing or lower wage incentives from mix and other trends.

Nandan Nilekani - Infosys Technologies Ltd. — President and CEO and Managing Director

I think there are really two sets of peers — one is the global peers — the so-called incumbents or the legacy players. Clearly on that, and we have shown that though their price points are higher, their cost are also so high that their net contribution per employee is lower than ours. And also their net earnings on the balance sheet are lower than ours. For example, if you just look at SG&A costs, Infosys SG&A costs have been 14% to 15%. For them, it’s about 20%. And certainly on the sales side, they are twice as expensive as we are.

So what you’re really seeing is that it’s fundamentally structurally a different balance sheet from theirs, and our balance sheet gives customers a lower price point. At the same time, there’s enough value on the balance sheet for investors to have earnings. I think that’s the crux of the difference between us and the global guys.

With respect to one or two of the Indian guys whom you may want to consider as peers, I think clearly we have a much stronger brand. We have because of — we have much stronger type of service offerings. Our business and domain capabilities are much more developed. I think our consulting story is the most refined in actually working on the ground. So we are able to get overall better prices from our customers and also internally, I think the engine that we have built gives us more productivity. The brand we have in India as an employer attracts the best people. So I think all these things are contributing to a structural benefit for us with respect to domestic competition also.

Ashish Thadhani - Gilford Securities — Analyst

So in terms of breaking out, let’s say — again, I’m referring mainly to your Indian peers, and the two closest ones, shall we say. So, is it — if one has to break out pricing, let’s say, away from running a very tight ship, does running the tight ship in terms of having very tight SG&A controls give you greater advantage, let’s say, than pricing or lower wage incentives?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

I think it’s a mixture of a lot of stuff. For example, Nandan said we’ve got a better brand. Better brand means that we get better quality people. Better quality people means you can sell much richer services and deliver it more productively with lesser defects. Our fixed-price margins could be higher.

It also means that we can work at high utilization levels. It means that mix of our business becomes that much more richer. It’s a mix of all that. End to end — end to end, if you look at the top three players in India and look at us over the last five years, we have enjoyed the highest growth rates, the best quality delivery, the best business mix, consistently selling at a higher price point, getting the better quality people and getting the best margins in the business. Obviously there’s a message there.

Operator

Rama Rao, RR Capital Management.

Rama Rao - RR Capital Management — Analyst

Can you hear me?

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Yes, good morning, we can hear you.

Rama Rao - RR Capital Management — Analyst

Thank you. If you take the — if you expense your stock option, what percentage of EPS will get impacted?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Well, stock option is just $4 million a quarter, and that’s just about slightly about a $0.01.

Rama Rao - RR Capital Management — Analyst

Then I have another one. If I look historically your EPS, you had a sequential growth in every quarter except in this quarter. Is there any concern we should be concerned about that or was it because of the dilution or slowing in the economic growth and other things?

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

If you look at the EPS last quarter, it was $0.47, and if you took out the one-time events which arose because of the sale of investment of $11 million, it was $0.44, and this quarter was then $0.45. So you must strip out the one-off event and then we’re up this quarter compared to the previous quarter.

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

We’ll take one more question.

Operator

Trip Chowdhry, FTN Midwest Research.

Trip Chowdhry - FTN Midwest Research — Analyst

Thank you. Congratulations on good execution. Two quick questions for you.

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

Trip we lost you.

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

We can’t hear you. You have to repeat the question, please.

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

And there we’ll just quickly go to the next question. I think we lost Trip’s line. Go to the next question.

Operator

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

Thank you. Your final question comes from the line Joseph Vafi with Jefferies & Company.

Joseph Vafi - Jefferies & Co. — Analyst

A couple of questions. First of all, if we go back to the revenue productivity question from previously, and in your answer to it. It looks like testing grew and probably Progeon grew. If you look at your percentage of revenue coming from your different services lines, we did see kind of a slowdown in app development and package implementation.

Some of the product lines that are probably typically a little higher margin, I was wondering if you could comment on a general basis on the strength of those lines of business moving forward. And then secondly, just as you go into your big hiring season, especially for the freashers, if you could comment on wage rates and salaries for the freshers versus historical levels. Thank you.

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

If you look at what Kris said was that this is a mix issue. So, the mix could move up 1%, 2%. Some of the clients who pay you higher could be lower in terms of revenue this quarter and that could have an impact and this is exactly what has happened. We made a lot of analysis for this.

As for the hiring season gross, the people are going to join this quarter — the people to whom we made offers last year. So we’re going to get a batch of 6,000 people from the colleges to whom we made an offer last year. We’re hiring about 1,000 people laterally, and the wage inflation story that you hear about for the last 12 years is slightly overstated right now. There’s no wage inflation at entry level. At the mid-level, there is some wage inflation for certain horizontals and verticals. At the senior level, there’s no wage inflation.

So, this wage inflation is basically to balance human resources and to pay normal hikes to people, to keep the highly skilled people motivated in the business and to make sure that that they stick on. So, the kind of wild wage increases we saw a few years back, that is gone. We will have moderate rate increases depending upon quality for the next few years.

Joseph Vafi - Jefferies & Co. — Analyst

Okay, that’s helpful. And then just going back to some of the lines of business. I understand that there was a mix shift a little bit this quarter, but if we kind of look at — if we look at development and re-engineering, package implementation, consulting, that’s really not where we really saw any growth and, you know, it looked — in essence, those businesses were flatter. And clearly things change in clients from time to time, but just trying to get a sense of demand in some of those core offerings outside of some of the things that are growing right now, like testing and BPM and things like that.

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Well, I think the demand for development remains quite strong, even though we’ve seen a decline in the share of development. The reason is that the competition is intense in that field and there are many players, and we do not take work below a certain price point. But the demand there remains strong, and a lot of the work is coming offshore. Maintenance is sometimes an entry work for a last client, because when we sign up a large client, the first work that you get is maintenance, and then you’re going to doing higher value-added work.

If you look at re-engineering, it’s come down, but that’s not much to worry, because same quarter last year was 5.8% and then last quarter was 6.4%. This quarter, 5.1%. These are normal fluctuations. In fact, if you take re-engineering, the LTM 2004 June of 5.9% and the LTM 2005 June is 6%. So, hardly any change. But if you look at testing, testing has gone up to 6.5%. In fact, the LTM 2005 June, we have $106 million from testing. Testing is showing signs of growth and testing is substantially offshore.

Business process is showing signs of growth and is growing at 149% year upon year. Even when we look at package implementation year upon year, it’s grown up at 53.4%, well above the overall growth rate of 48.9%.

So, what you’re seeing is basically some quarterly issues, and overall, across lines of business, we see good growth. And the new businesses are giving us 40% of revenues right now. And this is where we see growth going forward. With Infosys Consulting becoming a bigger and bigger piece, we see growth in this area.

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

Joseph Vafi - Jefferies & Co. — Analyst

Thanks a lot, Mohan.

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

This is Sandeep, guys — Mohan, Kris, one question from the Web repeatedly coming over is that we have increased our guidance for hiring effectively from 12,600 to about 18,000. Yet the actual revenue guidance for the year has not materially moved. If could just explain that. This is the last question.

Mohandas Pai - Infosys Technologies Ltd. — CFO, Head-Finance and Administration

Revenues are up at the top level by about 6.3% to 6.9%, whereas EPS is up — the earnings are up by 2.2% to 4.4%, and the basic reason is that we are spending in the second quarter — with higher amounts on visas, we’re spending $2 million more on visas. And we’re going to spend — we’re going to get a decline in the share of profits from Progeon, and that’s going to impact us about half a cent. In the China initiative, we’re spending more money this quarter. That means the loss in Infosys China is going to be higher than the previous quarter. These are some extraneous things that are affecting the account, while coming out with EPS for this quarter.

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

Mohan, the question was regarding top line. The top line has not — guidance has not moved in line with the guidance for people hiring for the year.

Kris Gopalakrishnan - Infosys Technologies Ltd. — Deputy Managing Director and COO

The people hiring depends on seasonality because when people will join from campuses. People we are hiring will also depend on future — you know, future growth and things like that— for example, people recruited beyond November at entry-level will be still undergoing training and will not be productive this year. So, the number of 13,500 includes those people also. You will have a lag between people hired to revenue. You’ll have a lag between investment in infrastructure to people to revenue. All these still have different lead times.

Sandeep Shroff - Infosys Technologies Ltd. — General Manager, IR

Okay, thanks a lot, Kris. Thank you, everybody, for hanging on for the extra few minutes. Thanks for being part of the call and we’ll be in touch during the quarter, and we’ll hope to see you in another three months on the next quarter call. Thank you, everybody.

Operator

This concludes today’s Infosys Technologies conference call. You may now disconnect.

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Final Transcript

Jul. 12. 2005 / 8:30AM, INFY — Q1 2005-2006 Infosys Technologies LTD Earnings Conference Call (US)

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